Exhibit 99.2

Cogo Chairman and CEO Jeffrey Kang Proposes Acquiring 30% of Cogo Assets, Liabilities and Revenue

•         Based on this transaction, the implied valuation of Cogo shares is $6-$8 a share, compared to the current share price of $1.84 a share.

SHENZHEN, China, March 15, 2012—Cogo Group, Inc. (“Cogo”, or the “Company”) (NASDAQ: COGO), a leading gateway for global semiconductor companies to access the industrial and technology markets in China, today announced that its founder, CEO and Chairman, Jeffrey Kang, proposed to the Cogo Board of Directors that he purchase a series of operating entities accounting for approximately 30% of Cogo’s total assets, liabilities and revenue through his personal investment venture, Envision Global Group.

The total purchase price is expected to be between $60 million and $82 million, depending on the results of an appraisal by an appraisal firm. The deal is expected to close during the second quarter of 2011, subject to approval by an audit committee that is comprised of the independent directors on Cogo’s Board. Since this is a related-party transaction, the audit committee will oversee the entire process through to the deal’s closure.

The transaction provides an implied share valuation of $6-$8 a share. At the NASDAQ close on March 13, Cogo’s share price stood at $1.84 a share.

The proposal includes the purchase of a series of Cogo’s operating entities accounting for approximately 30% of all assets and liabilities (including inventories, accounts receivables and bank debt), and about 30% of total Cogo revenue. It is expected that the purchased entities will have higher working capital requirements than the current Cogo corporate average. Mr. Kang will continue to serve as Chairman and CEO of Cogo on a full-time basis. While independent from Cogo, the purchased entities will continue to be run in the same manner as before. Management of the purchased entities will be promoted from within, while Mr. Kang will only serve as a non-executive director.

Subject to stockholder approval, a portion of the proceeds of the sale will be used to fund a buyback of up to 10 million of Cogo’s outstanding shares.

“I am excited to announce my proposal for this unique transaction intended to unlock value for Cogo shareholders,” said Mr. Kang. “Currently, our share price is less than 30% of Cogo’s tangible book value, which does not even take into account the fact that our business generated over $5 million in Non-GAAP operating profit in the fourth quarter of 2011.”

About Cogo Group, Inc.:

Cogo Group, Inc. (Nasdaq: COGO) is one of the leading gateways for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Intel, Broadcom, Xilinx, SanDisk, Freescale, Atmel and others for a customer base of over 1,800 Chinese OEMs/ODMs. Cogo’s customer list includes approximately 100 blue-chip companies, including ZTE, BYD and NARI, as well as over 1,700 Small and Medium Enterprises (SMEs). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smart phones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television (“HDTV”).

For further information:
Investor Relations

www.cogo.com.cn/investorinfo.html
communications@cogo.com.cn
H.K.: +852 2730 1518
U.S.:   +1 917-519-6994
Fax:   +86 755 2674 3522

Safe Harbor Statement:

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our businesses such as businesses with Broadcom, Atmel and Freescale or growth strategy such as growth in digital media, telecommunications and industrial applications businesses, as well as our potential acquisitions which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 10-K, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.